Af 3-17-2004

Vf 3-18-04

04016012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10888

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH, D.C. 153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Keefe, Bruyette & Woods, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
787 7th Avenue - 4th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Giambrone (212) 887-6776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Af 3-25-20

OATH OR AFFIRMATION

I, Robert Giambrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keefe, Bruyette & Woods, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TODD GATELY
Notary Public, State of New York
No. 01GA6101139
Qualified in New York County
Commission Expires 11/03/2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] Report on internal control required by SEC Rule 17a-5.

KPMG

KEEFE, BRUYETTE & WOODS, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Keefe, Bruyette & Woods, Inc.:

We have audited the accompanying consolidated statements of financial condition of Keefe, Bruyette & Woods, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit of consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audits of the consolidated statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. and subsidiaries at December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

KEEFE, BRUYETTE & WOODS, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

(Dollars in thousands)

Assets		**2003**	**2002**
Cash and cash equivalents	$	19,143	66,505
Securities owned, at market value:			
Equities		74,071	36,169
Corporate bonds		133,052	36,973
U.S. Government and agency securities		11,297	1,896
Mortgage backed securities		24,859	—
		243,279	75,038
Investments		39,568	53,468
Securities purchased under resale agreements		48,266	12,560
Receivables from clearing brokers		42,947	47,760
Accounts receivable		17,746	10,085
Furniture, fixtures, and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,328 in 2003 and $2,346 in 2002		14,988	12,246
Deferred tax assets		2,840	4,941
Other assets		8,042	7,954
Total assets	$	436,819	290,557

See accompanying notes to consolidated statements of financial condition.

Liabilities and Stockholders' Equity		2003	2002
Securities sold but not yet purchased, at market value:			
Equities	$	15,730	18,137
Corporate bonds		1,927	—
U.S. Government and agency securities		53,749	12,242
		71,406	30,379
Accounts payable, accrued expenses, and other liabilities		114,195	94,835
Securities sold under repurchase agreements		33,808	7,918
Income taxes payable		10,872	7,602
		158,875	110,355
Subordinated liabilities		—	686
Total liabilities		230,281	141,420
Commitments and contingencies			
Stockholders' equity:			
Common stock		38	38
Paid-in capital		158,561	121,406
Retained earnings		309,599	271,434
Common stock in treasury, at cost		(244,271)	(235,467)
Notes receivable from stockholders		(17,389)	(8,274)
Total stockholders' equity		206,538	149,137
Total liabilities and stockholders' equity	$	436,819	290,557

(Dollars in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. and subsidiaries (the Company), a member of the New York Stock Exchange, is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds. The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, mutual funds, and other financial institutions.

The consolidated statements of financial condition include the accounts of Keefe, Bruyette & Woods, Inc. and its subsidiaries, KBW Asset Management (KBWAM), a registered investment advisor, and KBW Limited, an entity domiciled in London, United Kingdom, and registered with the Financial Securities Authority.

(b) Clearing Arrangements

The Company has an agreement with Pershing, a division of the Bank of New York Securities Group Co., whereby Pershing clears securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(c) Cash Equivalents

For purposes of the consolidated statements of financial condition, the Company considers all money market and time deposits with maturities of three months or less to be cash equivalents. At December 31, 2003 and 2002, cash equivalents totaled $18,563 and $66,228, respectively.

(d) Securities and Options

Securities and option transactions, including amounts receivable from clearing brokers, are recorded on a trade-date basis. Securities owned, including options, are valued at quoted market prices and are recorded in securities owned.

(e) Investments

Investments represent not-readily-marketable securities and certain publicly traded securities held for long-term proprietary investment purposes, of financial services companies. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market price, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Publicly traded investments are valued at market. Securities not readily marketable are valued at fair value as determined by management. The fair value of not-readily-marketable securities included in investments at December 31, 2003 and 2002 was $39,092 and $46,349, respectively.

(f) ***Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements***

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The liabilities and assets, respectively, which result from these agreements are recorded in the consolidated statement of financial condition at the amounts at which the securities were sold or purchased, respectively. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The market value of collateral accepted by the Company under resale agreements was $48,331 at December 31, 2003, substantially all which has been sold or repledged.

(g) ***Fixed Assets***

Furniture and fixtures are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(h) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial assets and liabilities are carried at fair market value or contracted amounts, which approximate fair value.

(i) ***Deferred Income Taxes***

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) ***Use of Estimates***

The preparation of consolidated statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statements of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(k) ***Reclassification***

Certain prior year balances have been reclassified to conform to current year presentation.

(Continued)

(Dollars in thousands)

(2) Deferred Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows:

		2003	2002
Deferred tax assets (liabilities):			
Other liabilities and accrued expenses	$	6,229	6,249
Foreign		36	—
Fixed assets		(391)	(230)
Investments		(3,034)	(1,078)
Net deferred tax assets	$	2,840	4,941

Net deferred tax assets at December 31, 2003 represent the anticipated foreign, Federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

There are no valuation allowances recorded against deferred tax assets at December 31, 2003, since management has determined that is more likely than not that the benefits will be realized.

(3) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital requirements of the New York Stock Exchange (the NYSE) and the Securities and Exchange Commission's (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The NYSE and the SEC also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2003, the Company's regulatory net capital and excess net capital were $78,595 and $70,504, respectively.

(4) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under noncancelable lease agreements which expire in 2016, and between 2003 and 2007, respectively. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals.

(Dollars in thousands)

Future minimum lease payments as of December 31, 2003 are as follows:

		Lease payments
Year:		
2004	$	10,062
2005		9,649
2006		9,294
2007		9,104
2008		9,082
Thereafter		79,904
	$	127,095

(b) ***Litigation***

In the ordinary course of business, the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the consolidated financial position of the Company.

(5) Notes Receivable from Stockholders

Notes receivable from stockholders represent full recourse notes issued to employees for their purchases of stock acquired pursuant to the Company book value stock purchase plan. Loans are payable in annual installments and bear interest between 2.7% and 6.5% per annum.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated statements of financial condition. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the consolidated statements of financial condition at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the consolidated statements of financial condition date.

(Continued)

(Dollars in thousands)

(a) ***Broker-Dealer Activities***

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) ***Derivative Financial Instruments***

The Company's derivative activities consist of writing and purchasing options for trading purposes. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional/contract amounts, which are not included on the consolidated statements of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options contracts is as follows:

	Contract notional amount	Average fair value	End of period fair value
December 31, 2003:			
Purchased options	$ 125	34	69
Written options	—	17	—
December 31, 2002:			
Purchased options	—	6	—
Written options	1,850	56	37

(7) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

(Continued)

(Dollars in thousands)

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(8) Book Value Stock Purchase Plan

The Company maintains a book value stock purchase plan whereby employees may purchase shares of the Company's stock at book value as calculated in accordance with a stockholders' agreement (the Agreement). The Agreement requires stockholders leaving the Company's employ to sell their stock back to the Company at the then-book value as calculated under the Agreement.

(9) Employee Profit-Sharing Retirement Plan

The Company has a defined contribution profit-sharing retirement plan (the Plan) in which all employees are entitled to participate based upon certain eligibility requirements. Investment decisions for the Plan are managed by officers of the Company. The Plan has a 401(k) feature.

(10) Restricted Stock Units

During 2003 and 2002, the Company granted 6,617 and 9,417 of restricted stock units (Units) at a total value of $2,577 and $2,899, respectively, pursuant to commitments made in connection with employment of certain employees. The Units each represent one share of common stock and generally vest in equal amounts annually over a three-year period, from date of employment. Upon vesting, Units can be converted into common stock when requested by the employee. Compensation expense equivalent to the grant date book value per share will be recognized by the Company over the vesting period.

(11) Membership in Exchanges

Membership in exchanges are valued at cost and included in other assets on the consolidated statements of financial condition. At December 31, 2003 and 2002, the Company held one seat on the NYSE at a cost of $100. The last reported sale price at December 31, 2003 and 2002 was $1,500 and $2,000, respectively.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Keefe, Bruyette & Woods, Inc. and subsidiaries (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004